Invest in Bu, Invest in You.mp4 (2m 53s)
1 speaker (Speaker 1)

[0:00:03] Speaker 1: We started Malibu Compost eight years ago with help from friends and family who believed in us. Our goal was to give people real, honest, true organic and biodynamic compost to grow healthy gardens and food with. We rescued Bu and began our journey to do the right thing while still trying to make a profit. In the beginning, it was just a few of us doing everything. It's amazing today to see how we've grown into a nationally distributed soil company with over 700 stores carrying our products. Today we start a new chapter in the Malibu Compost story as we open our company to you and your family through a stock offering on Wefunder.com. If you're looking for an opportunity that puts you at the front and center of the true organic revolution then join us as we do our part to change the world. [0:00:53]